                                                                     EXHIBIT 34
                                                                     ----------

                      IN THE UNITED STATES DISTRICT COURT

                         FOR THE DISTRICT OF DELAWARE


MENTOR GRAPHICS CORPORATION,    )
and MGZ CORP.,                  )
                                )
     Plaintiffs,                )
                                )
     v.                         )       Civil Action No. 98-473-RRM
                                )
QUICKTURN DESIGN SYSTEMS, INC., )
                                )
     Defendant.                 )
________________________________)
QUICKTURN DESIGN SYSTEMS, INC., )
                                )
     Counterclaimant,           )
                                )
     v.                         )
                                )
MENTOR GRAPHICS CORPORATION,    )
MGZ CORP., WALDEN C. RHINES,    )
GREGORY K. HINCKLEY, DEAN M.    )
FREED, GIDEON ARGOV, SCOTT H.   )
BICE, HARRY L. DEMOREST,        )
C. SCOTT GIBSON and MICHAEL J.K.)
SAVAGE,                         )
                                )
     Counterdefendants.         )


                 SECOND AMENDED AND SUPPLEMENTAL COUNTERCLAIMS
                 ---------------------------------------------

     Pursuant to Rule 13(a) of the Federal Rules of Civil Procedure, and without waiving any defenses set forth in its Answers and Defenses, Quickturn Design Systems, Inc. ("Quickturn"), hereby makes and files the following Counterclaims against counterdefendants Mentor Graphics, MGZ (collectively, "Mentor") and the Nominee Defendants (as defined below).

        1. Quickturn makes these allegations upon knowledge as to its own acts, and as to all other matters makes these allegations on information and belief and investigation of counsel, including a review of documents filed with the Securities and Exchange Commission, papers and proceedings filed with courts of various jurisdictions, as well as articles and information available through the media.

                            JURISDICTION AND VENUE
                            ----------------------

        2. This Court has jurisdiction over these Counterclaims under the principle of ancillary jurisdiction because the claims herein arise out of the same transaction or occurrence as the claims in Mentor's complaint. 28 U.S.C.
Section 1367(a). Jurisdiction also exists under Section 27 of the Securities Exchange Act of 1934 as amended, 15 U.S.C. Section 78aa ("Exchange Act"), 28 U.S.C. Sections 1331 and 1337. The Counterclaims asserted herein arise under
Section 14 of the 1934 Act, 15 U.S.C. Sections 78n and the rules and regulations promulgated thereunder.

        3. Venue for these Counterclaims is proper in the United States District Court for the District of Delaware, pursuant to 28 U.S.C. Section 1391 and principles of ancillary venue.

                                  THE PARTIES
                                  -----------

        4. Quickturn is a Delaware corporation, which designs, manufactures, markets and supports products which verify the design of integrated circuits and electronic systems. Quickturn has established a position as the leading provider of emulation technology and a leader in cycle-based simulation, for the integrated circuit design verification market, as well as a reputation in the industry as a technological leader and innovator in this area. Quickturn's proven technical expertise, reputation for high-quality worldwide customer service and support, and acknowledged quality manufacturing infrastructure have all made the company a leader in its field.

        5. Mentor Graphics is an Oregon corporation which manufactures, markets and supports software and hardware Electronic Design Automation ("EDA") products and provides related services which enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems. Mentor markets its products primarily to large companies in the communications, computer, semiconductor, consumer electronics, aerospace and transportation industries.

        6. Walden C. Rhines, Gregory K. Hinckley and Dean M. Freed are executive officers of Mentor who have participated in Mentor's solicitation of agent designations and of proxies, including the wrongful acts alleged herein.

        7. Gideon Argov, Scott H. Bice, Harry L. Demorest, C. Scott Gibson and Michael J.K. Savage (the "Nominee Defendants") are each persons whom Mentor has nominated to serve as its designees on the Board of Directors of Quickturn. Each of the Nominee Defendants has participated in Mentor's solicitation of proxies, including the wrongful acts alleged herein.

                                 INTRODUCTION
                                 ------------

        8. This is an action arising out of Mentor's false and misleading disclosures regarding its Tender Offer, filed on August 12, 1996 (the "Tender Offer") and related agency designation and proxy solicitation (collectively the "Proxy Solicitation"). As more fully described below, Mentor has engaged in a pattern and practice of not disclosing, or of falsely disclosing, information which is critical and material to Quickturn's stockholders as these stockholders consider the Tender Offer and Proxy Solicitation.

        9. The information Mentor falsely discloses or entirely omits from its disclosures goes to the core of Mentor's Tender Offer and Proxy Solicitation, including the

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value of Quickturn and what will happen to Quickturn's shareholders if Mentor is successful in its proxy contest. The information not disclosed by Mentor, or
                                                 ---
disclosed in a false and misleading manner, includes the following:

          a. MENTOR'S PROPOSED FINANCING FOR THE OFFER IS CONDITIONAL AND WILL EXPIRE BEFORE THE OFFER CAN BE CONSUMMATED.
               -----------------------------------------------------------------

     Mentor does not have sufficient cash on hand to finance its offer. As a result, it is borrowing $200 million to buy Quickturn. While Mentor has claimed that its offer does not contain a financing condition, in fact the financing for Mentor's offer is highly conditional and dubious. In particular, Mentor fails to disclose that the loan commitment it has obtained will expire before it can complete any acquisition of Quickturn. As a result, Mentor may not be able to complete the "second-step" of its proposed acquisition, thereby possibly leaving those Quickturn shareholders who do not tender into Mentor's offer as minority stockholders in a company controlled by Mentor.

          b. MENTOR FAILS TO DISCLOSE HOW THE NOMINEE DEFENDANTS WOULD RUN QUICKTURN IF MENTOR IS SUCCESSFUL IN ITS PROXY CONTEST.
               -----------------------------------------------------------------

     Mentor is seeking to remove the entire Quickturn board, and replace it with the Nominee Defendants selected by Mentor. The Nominee Defendants have no knowledge of Quickturn or its business, and have no experience or knowledge of the emulation industry. Yet Mentor fails to disclose how the Nominee Defendants intend to operate Quickturn's business, and in particular what they will do if Quickturn's management leaves as a result of the removal of Quickturn's board. The result could be a disaster for Quickturn's shareholders: a board, hand-picked by Mentor, with no knowledge of the industry, Quickturn, its products or even the multiple litigations between Quickturn and Mentor.

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Mentor thus fails to disclose the risk that Quickturn's business could be substantially damaged -- and thus the value of Quickturn could decline dramatically -- if Mentor's nominees are elected.

          c. MENTOR FALSELY CLAIMS THAT ITS SENIOR MANAGEMENT BELIEVES A MENTOR ACQUISITION OF QUICKTURN WOULD BENEFIT THE CUSTOMERS OF QUICKTURN AND MENTOR.
               -----------------------------------------------------------------

     Mentor has repeatedly asserted, in its press releases and in its "road show" presentations, that a merger of Mentor and Quickturn would benefit the combined company's customers. These statements are false. In fact, members of Mentor's senior management team have stated that a merger would be bad for customers. Mentor recognizes internally -- but fails to disclose publicly -- that the reason for the merger proposal is to eliminate the litigation between Quickturn and Mentor, at the expense of harming Quickturn's customers and the industry.

          d. MENTOR FALSELY CLAIMS THAT ITS OFFER IS "NON-COERCIVE" WHEN IT IS COERCIVE AND CONDITIONAL.
               -----------------------------------------------------------------

     Mentor has repeatedly claimed, in press releases, meetings with Quickturn stockholders and/or with the financial community, and in its public filings, that its offer is "non-coercive". This is not true. In fact, Mentor's offer is highly coercive. This is because a condition to Mentor's offer is that it acquire only a majority of Quickturn's stock. As a result, if this (and the other) Mentor conditions are satisfied, Mentor will be the majority stockholder of Quickturn, but may not have sufficient financing to complete the "back-end" of the transaction. As a result, those Quickturn shareholders not tendering into the "front-end" of Mentor's offer may be stuck as minority shareholders, in a Quickturn which is majority owned by Mentor, and run by a board of directors picked by Mentor but with no

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knowledge of Quickturn or its business. Quickturn shareholders are being coerced to tender into Mentor's offer rather than risk this result.

          e. MENTOR FAILS TO DISCLOSE THE HARM IT IS SUFFERING IN ITS BUSINESS AS A RESULT OF THE MULTIPLE FINDINGS THAT IT IS VIOLATING QUICKTURN'S INTELLECTUAL PROPERTY.
               -----------------------------------------------------------------

     On information and belief, a primary reason Mentor is seeking to acquire Quickturn is to obtain Quickturn's intellectual property. Multiple rulings by every court that has faced the question have resulted in Mentor being completely
                                                                      ----------
prohibited from selling its SimExpress product line in the United States.  This
----------
has resulted in a devastating -- and undisclosed -- blow to Mentor. Mentor has not disclosed to Quickturn shareholders, as they are trying to consider whether Mentor's offer is adequate, how desperate Mentor is as a result of these rulings, and what position Mentor will be in if its bid for Quickturn fails. Such information is crucial to a Quickturn stockholder when considering the adequacy of Mentor's offer.

          f.   MENTOR FAILS TO DISCLOSE ITS NOMINEES FOR THE QUICKTURN BOARD OF
                      -----
               DIRECTORS.
               -----------------------------------------------------------------

     Mentor's offer is conditioned upon Mentor obtaining control of Quickturn's board, and Mentor's Proxy solicitation is a two-step process to accomplish this objective. Specifically, Mentor proposes to (i) remove all eight of Quickturn's current directors, (ii) reduce the size of Quickturn's board to five persons, and (iii) place five new directors on Quickturn's board. Yet Mentor's proposed nominees were not identified anywhere in Mentor's hundreds of pages of required filings in connection with the Tender Offer and Proxy Solicitation. Rather, the only information provided about these "stealth nominees" at the time of Mentor's offer was that each (i) allegedly is "not affiliated with Mentor;" and, (ii) despite the alleged independence of these directors, Mentor will pay each nominee, just for being a nominee, more than twice as much as what Quickturn pays board members to serve as directors. Mentor's failure to identify its nominees in a timely manner, to explain the basis of its representation that each will be independent, to explain why each director needs to be paid twice as much as Quickturn's current directors just to stand for election, deprives Quickturn shareholders of the most basic information necessary to have available before they can consider Mentor's Proxy Solicitation.

          g.   MENTOR FALSELY CLAIMS THAT IT WAS WILLING TO NEGOTIATE A
               TRANSACTION.
               -----------------------------------------------------------------

     Mentor's statements in its Tender Offer and Proxy Solicitation are affirmatively false in their assertions that Mentor was and is willing to negotiate the proposed acquisition, when Mentor in fact had no intention of doing so. Mentor has from the beginning planned to proceed with its Tender Offer solely on its own terms, rather than through discussions to obtain a fair price for Quickturn shareholders. For example, Mentor's August 11, 1998 letter to Quickturn was not an attempt to negotiate, but a sham -- Mentor gave Quickturn no opportunity to even consider the offer before it launched its hostile takeover attempt.

        10. These are just a few examples of the many false or misleading statements and/or omissions contained in Mentor's Tender Offer and Proxy Solicitation materials. The timing of Mentor's offer (on the heels of the Federal Circuit ruling), the inadequate price, and the sheer number and extent of Mentor's misrepresentations and omissions, demonstrate Mentor's intent to mislead Quickturn's shareholders and to obtain Quickturn's intellectual property at a bargain-basement price.

        11. In fact, as detailed below, Mentor's offer is premised on its violation of the federal securities laws, just as sales of Mentor's SimExpress products are based on the violation of Quickturn's intellectual property rights. Mentor's efforts to deceive Quickturn's shareholders are no more permissible or appropriate than its attempt to misappropriate Quickturn's intellectual property. Accordingly, and as described more fully below, Quickturn seeks to enjoin Mentor's Tender Offer and Proxy Solicitation at least until such time as Mentor complies with its disclosure obligations under the federal securities laws, and after Quickturn's shareholders have the opportunity to consider the true nature of Mentor's offer and assess Quickturn's value.

                         BACKGROUND TO MENTOR'S OFFER
                         ----------------------------

A.      MENTOR'S UNSUCCESSFUL EFFORTS TO STEAL QUICKTURN'S INTELLECTUAL PROPERTY
        ------------------------------------------------------------------------

        12. In January 1996, Quickturn filed a complaint with the International Trade Commission ("ITC") in Washington, DC, seeking to stop the unfair importation of logic emulation systems manufactured by Meta Systems ("Meta"), a French subsidiary of Mentor Graphics. In the complaint, Quickturn alleges that Mentor's hardware logic emulation systems infringe Quickturn's patents. Quickturn sought and received in August 1996, temporary relief from the ITC in the form of Temporary Exclusion and Temporary Cease and Desist Orders. The Federal Circuit Court of Appeals affirmed the ITC's issuance of temporary relief in August 1997. In December 1997, the ITC issued: (1) a Permanent Limited Exclusion Order which permanently prohibits the importation of hardware logic emulation system, subassemblies or components manufactured by Mentor Graphics and/or Meta, and (2) a Permanent Cease and Desist Order permanently prohibiting Mentor from, among other things, selling, offering for sale or advertising the same hardware logic emulation devices, Mentor's SimExpress products. The ITC's two orders remain in effect until April 28, 2009, the latest expiration date of the Company's patents involved in the investigation.

        13. Quickturn is also engaged in a federal district court case with Mentor and Meta involving six of Quickturn's patents. Mentor and Meta are seeking a declaratory judgment of noninfringement, invalidity and unenforceability of the patents in dispute, and Quickturn has filed counteractions against Mentor and Meta for infringement and threatened infringement of the six patents. On August 1, 1997, the U.S. District Court in Oregon granted Quickturn's motion for a preliminary injunction against Mentor Graphics, prohibiting its domestic emulation activities, namely, its SimExpress products.

        14. The Federal Circuit Court of Appeals affirmed the Oregon District Court's decision on August 5, 1998. The Oregon action is presently set for trial in December 1998.

        15. In August 1997, a preliminary injunction sought by Mentor's German subsidiary, Mentor Graphics (Deutschland) GmbH, was issued by a regional court in Munich, enjoining agents of Quickturn from making certain statements concerning U.S. litigation matters between the companies. In May 1998, the Munich district court set aside the preliminary injunction based on the failure of Mentor's German subsidiary to advance its case within the six-month statutory limitation.

        16. In October 1997, Quickturn filed a complaint alleging infringement of the German part of the Company's European Patent No. 0 437 491 B1 against Mentor Graphics (Deutschland) GmbH, in the District Court of Dusseldorf. The main court hearing for this matter is set for March 1999.

        17. As a result of these patent lawsuits, Mentor may face substantial liability to Quickturn, and in turn will be forced to pay Quickturn millions of dollars in damages. Mentor also faces the potential loss of additional millions as a result of its inability to sell its SimExpress product line in the United States. Only Mentor knows the actual amounts it believes (i) it will owe Quickturn in damages and (ii) the amount of lost profits it will lose as a result of its inability to sell SimExpress products in the United States. Yet nowhere in either its Tender Offer materials or Proxy Solicitation does Mentor disclose either amount or indeed any analyses relating to these issues, despite the fact that such information is clearly material to Quickturn shareholders as they consider Mentor's offer and Proxy Solicitation.

B. MENTOR'S LATEST EFFORT TO STEAL QUICKTURN'S INTELLECTUAL PROPERTY -- THE TENDER OFFER
        ------------------------------------------------------------------------

        18. As summarized above, Mentor has repeatedly sought to steal Quickturn's intellectual property. Mentor's proposed takeover of Quickturn is yet another such attempt.

        19. On August 5, 1998, the Court of Appeals for the Federal Circuit affirmed the Oregon District Court's Order enjoining the sales of SimExpress in the United States. Less than a week later, Mentor's latest plan to acquire Quickturn's intellectual property without properly compensating Quickturn and its shareholders went into action.

        20. On the evening of August 11, 1998, Quickturn's Chief Financial Officer, Raymond Ostby received a call from a reporter with the Wall Street Journal, who asked if Mr. Ostby would comment on a tender offer advertisement that was scheduled to run in the next day's edition of the Wall Street Journal. In the weeks and months prior to this call, Mentor had not stated any intention to acquire Quickturn. In fact, Mentor's SEC filings indicate that the parties' last discussion regarding a business combination was in 1995.

        21. Later that evening, Walden C. Rhines, Mentor's President and Chief Executive Officer, handed a letter to Glen Antle, Chairman of the Board of Quickturn. The letter offered to purchase all outstanding shares of Quickturn for the inadequate price of $12.125 per share.

        22. Rhines immediately demanded to know whether Quickturn would accept the offer. Mr. Antle responded that he did not have authority to do so, but would communicate the offer to Quickturn's Board of Directors. Rhines refused to allow any time to consider or review Mentor's proposal, or even to present it to Quickturn's board, although Rhines knew that Mr. Antle could not make an uninformed or hasty decision about Mentor's proposal. Rhines informed Mr. Antle that Mentor had already determined to proceed with its hostile tender offer.

        23. Because Mentor knew that its offer was not in the best interests of Quickturn's shareholders and suspected that Quickturn's board would reject the inadequate offer, Mentor filed two lawsuits on August 12, 1998, designed at least in part to force a hasty and uninformed decision by Quickturn's shareholders. One of those lawsuits is the above-captioned lawsuit pending in this court. The other is a complaint for declaratory and injunctive relief filed in the Court of Chancery of the State of Delaware.

        24. On that same day, August 12, Mentor publicly announced its cash tender offer for all shares of Quickturn, and filed with the SEC a preliminary proxy statement which, among other things, sought the solicitation of agent designations for the purpose of calling a special meeting of Quickturn's shareholders. Mentor filed its definitive Schedule 14A proxy solicitation on August 20, 1998. The Proxy Solicitation and related Tender Offer filings are the subject of Quickturn's counterclaims.

        25. On August 21, 1998, Quickturn's Board of Directors met and considered Mentor's tender offer. The Board of Directors voted to reject Mentor's inadequate offer. Quickturn now brings these Counterclaims.

                              FIRST COUNTERCLAIM
                              ------------------
               (VIOLATION OF SECTION 14(a) OF THE EXCHANGE ACT,
                   15 U.S.C. Section 78N(a) AND RULE 14a-9)

        26. Quickturn realleges and incorporates herein by reference the allegations of the Counterclaims contained in paragraphs 1 through 27 above, inclusive, which are made on information and belief.

        27. Quickturn is informed and believes, and on that basis alleges, that Mentor knowingly, willfully, and intentionally engaged in a continuing scheme and plan to defraud Quickturn and its shareholders. Mentor conducted this scheme and plan through the use of the mails and instrumentalities of interstate commerce in connection with Mentor's hostile Tender Offer and Proxy Solicitation. In connection with Mentor's Proxy Solicitation, Mentor has made false or misleading statements and/or failed to disclose material facts required by the securities laws of the United States, and the rules promulgated thereunder, rendering those statements misleading.

        28. In connection with Mentor's hostile Tender Offer and Proxy Solicitation, Mentor filed with the SEC a proxy statement pursuant to Section 14(a) of the Exchange Act for transmittal to Quickturn's shareholders. The law requires Mentor's statement to contain certain specific, detailed information which Mentor has misstated or omitted.

        29. In fact, Mentor admits in its proxy statement that it has failed to furnish sufficient disclosures to Quickturn's shareholders, and explicitly promises that Mentor will forward additional materials which "WILL CONTAIN SIGNIFICANTLY MORE DETAILED INFORMATION CONCERNING THE PROPOSALS AND THE PROPOSED ACQUISITION, INCLUDING RELEVANT PRO FORMA FINANCIAL INFORMATION."

        30. Section 14(a) of the Exchange Act and Rule 14a-9 impose liability for false and misleading statements and omissions in proxy solicitations. Mentor has knowingly or recklessly violated these provisions in order to prevent Quickturn's shareholders from discovering that Mentor's offering price is inadequate, and to keep the shareholders from making a fully informed decision about Mentor's offer.

        31. For example, Mentor's Proxy Solicitation fails to disclose the harm to its business as a result of the various ongoing lawsuits between Mentor and Quickturn. Instead, Mentor misleadingly tries to downplay the extent of Mentor's exposure, implying that Quickturn's damages would be limited to some small multiple of $3.5 million. However, completely missing from Mentor's disclosures are any description of Mentor's loss of business resulting from the prohibition of U.S. sales of its SimExpress products. Mentor's failure to disclose this material information prevents Quickturn shareholders from understanding the value of Quickturn, either as an independent company or as an acquisition target for Mentor. Until this information is disclosed, Quickturn shareholders cannot meaningfully evaluate Mentor's proxy solicitation. Mentor's failure to disclose the required information renders the Proxy Solicitation false and misleading and violates Rule 14a-9.

        32. Mentor's failure to identify its proposed Nominees for the Quickturn Board of Directors also renders the Proxy Solicitation false and misleading. While Mentor states that a purpose of calling the special meeting is for Mentor "to propose the election as directors of the Company of five Nominees," to replace Quickturn's current board, Mentor fails to name those Nominees. This omission violates the requirements of SEC Schedule 14A, which requires a proxy statement to provide specific information, including the identity of nominees, "[i]f action is to be taken with respect to the election of directors[.]" Moreover, Mentor has failed to provide any of the required
                                                     ---
information whatsoever regarding its "Nominees." Quickturn's shareholders have no way to decide for themselves whether Mentor's Nominees would truly be independent, qualified individuals who would observe their fiduciary duties to Quickturn and its stockholders, or mere puppets under Mentor's domination and control. Without this material information, Quickturn and its shareholders cannot make an informed decision regarding Mentor's solicitation of designations for a special meeting and vote.

        33. Mentor also fails to disclose the impact on Quickturn's stockholders if Mentor is successful in its proxy contest. Specifically, the Nominee Defendants selected by Mentor have no knowledge of Quickturn, its business or its value. These nominees are not capable of running Quickturn, particularly if Quickturn's existing management does not stay with the company. Yet, if Mentor's plan is successful, by the end of October 1998 the Nominee Defendants will be in control of Quickturn. What plans do the Nominee Defendants have to ensure that Quickturn continues to operate successfully? What happens to Quickturn stockholders if the Nominee Defendants obtain control of Quickturn's board, and Mentor drops its offer? How do the Nominee Defendants intend to operate Quickturn?

        34. All of these questions are highly material to Quickturn's shareholders as they consider whether to replace Quickturn's board with the Nominee Defendants. Yet none of these questions are addressed by Mentor in its solicitation materials.

        35. Mentor's proxy statement is also false and misleading with respect to Mentor's proposed financing for the offer. Mentor, a company with reported revenues of only $454.7 million during its last fiscal year, has indicated that it plans to use a $200 million unsecured revolving credit facility to finance its proposed "all-cash" $261 million acquisition of Quickturn. However, the Proxy Solicitation is misleading as to this financing:

          a.  The Proxy Solicitation states that:

          While an adverse judgment in this [Quickturn patent] litigation would not affect Mentor Graphics' ability to borrow funds under the $200 million unsecured revolving credit facility obtained in connection with the Offer, an adverse judgment could have a material adverse effect on Mentor Graphics' results of operations in the applicable period.

This statement simply is not true, given the conditions, covenants, and representations of the credit facility, which appear to exclude costs of ongoing litigation, but not adverse judgments or injunctions. Moreover, this blanket assertion is misleading on its face. It is unlikely that a bank would permit Mentor to draw against the credit facility if Mentor is required to pay damages significant enough to have a "material adverse effect" on its business -- which Mentor admits is a possibility. And despite its misleading attempt to downplay its exposure, Mentor has no guarantee regarding the size of adverse judgment(s) it might suffer in litigation with Quickturn.

          b. Mentor's statement in its Proxy Solicitation that "[t]he Offer is not conditioned on Purchaser obtaining financing" is also misleading, as Mentor does not have the cash on hand to finance the proposed acquisition, and cannot complete it without either meeting the conditions precedent to draw on the credit facility or obtaining other financing.

          c. The proxy statement also fails to disclose when this loan commitment is due to expire. In particular, Mentor's loan commitment is due to expire before Mentor can complete any acquisition of Quickturn. As a result, assuming the "success" of Mentor's offer, Quickturn shareholders not tendering into the "front end" of Mentor's offer are likely to be stuck as minority stockholders in a company (i) controlled by Mentor and (ii) run by a board of directors who know nothing about Quickturn or its business. Based upon the foregoing, Mentor's repeated public assertion that its offer is "not coercive" is false; in fact, Quickturn shareholders are being coerced to tender into Mentor's offer, or risk being minority shareholders in a company led by a board incapable of running the company.

        36. The Proxy Solicitation's misleading statements and omissions about Mentor's proposed financing are material, because they prevent Quickturn's investors from making an informed decision about the adequacy of the offer. For example, a reasonable investor would want to take into account that if Mentor were to lose its ability to draw funds from the credit facility, it might not be able to complete the "second step" of its offer, thus impairing the position of Quickturn's non-tendering shareholders.

        37. Other material omissions and misleading statements in Mentor's proxy solicitation include, but are not limited to, the following:

             a. Mentor's misrepresentations regarding its willingness to negotiate a fair price for Quickturn shares. Contrary to statements in the Proxy Solicitation, Mentor has pursued a hostile takeover route by refusing to allow Quickturn's board to consider the offer before moving forward.

             b. Mentor's misleading statement that the Quickturn board of directors should be reduced in size from eight members to five because a
"smaller number of directors would be a more effective working group."   Mentor
does not explain how five directors are a more effective working group than
eight.   Mentor's unexplained choice of five directors is seemingly arbitrary:
if Mentor truly thinks that five directors is the proper number, why does the Mentor board have six members? Quickturn is informed and believes and on that basis alleges that Mentor desires a smaller number of directors in order to facilitate Mentor's control over the proposed board, to the detriment of Quickturn's other shareholders.

             c. Mentor's claim that forcing a combination of Quickturn and Mentor would be good for Quickturn's customers is false. In fact, on information and belief, senior executives within Mentor have privately claimed that if Mentor's hostile effort is successful, the loser will be the customers of both companies.

        38. On September 11, 1998, Mentor issued a press release stating that it "has called a Special Meeting of the stockholders [of Quickturn] for October
29, 1998 . . . . The record date for Quickturn stockholders to be able to vote at the Special Meeting is September 10, 1998."

        39. The statements made in the press release described in paragraph 38 were blatantly false and misleading, and were deliberately intended to mislead Quickturn's stockholders.

        40. In fact, as Mentor well knows, but deliberately did not disclose, under Quickturn's Bylaws, the Special Meeting of stockholders which it purported to call could be held only at a time and date set by the directors of Quickturn, which under the Bylaws would have to be between December 10, 1998 and December 20, 1998 (i.e., 90 to 100 days after holders purportedly requested such a
          ----
meeting). While Mentor's press release makes passing reference to Quickturn's Bylaw, it makes no reference whatsoever upon the effect of the Bylaw on Mentor's ability to call its Special Meeting for October 29 rather than the December 10 through 20, 1998 time period.

        41. Similarly, Mentor's press release nowhere mentions that it has filed suit in the Delaware Court of Chancery seeking to invalidate Quickturn's Special Meeting Bylaw, and that its ability to hold any stockholders meeting prior to December 10, 1998 is wholly contingent upon its success in that lawsuit. Nor does Mentor mention the material fact that the Court has reserved October 7, 1998 as a date to hear a motion by Quickturn for summary judgment in Mentor's Delaware Court of Chancery action, and that the Court has scheduled trial in that action to be held during the October 19 through 23 time period.

        42. Finally, Mentor does not disclose that, even if it were to prevail in its Court of Chancery litigation, it still would not be possible to hold a meeting by the end of October, as the process for holding a meeting for a public corporation listed on NASDAQ takes at least 40 days and thus, under the most optimistic scenario for Mentor -- i.e., assuming an order on October 23
                                  ----
enjoining Quickturn's Bylaw amendment, which order is not appealed -- Mentor cannot hold the meeting before early December.

        43. The foregoing material omissions and misstatements in the Proxy Solicitation materials constitute an ongoing violation of Section 14(a) of the Securities Exchange Act, 15 U.S.C. Section 78n, and the rules and regulations promulgated to enforce that section.

        44. Unless Mentor is preliminarily and permanently enjoined from continuing to violate Section 14(a), and the regulations promulgated thereunder, Quickturn's current and potential shareholders will be unlawfully deprived of critical information affecting decisions related to Mentor's agent designation solicitation. In addition, Quickturn will suffer immense, irreparable injury in the absence of injunctive relief in that, among other things, Quickturn and its board of directors will be forced to expend scarce time and substantial financial resources responding to Mentor's demand for a special shareholders' meeting, demand for access to Quickturn shareholder information and its attempt to remove Quickturn's board. Further, Mentor's continued dissemination of materially misleading statements about Quickturn will cause irreparable harm to Quickturn's relationships with its employees, customers and vendors by causing uncertainty as to the financial stability and future economic viability of Quickturn.

        45. The injunctive relief requested would serve the public interest. It will benefit Quickturn's public shareholders and the market as a whole by requiring Mentor to conform its conduct to comply with federal securities laws, rules, and regulations, and prevent Mentor from disseminating false and misleading information to shareholders and the public.

                              SECOND COUNTERCLAIM
                              -------------------
         (VIOLATION OF SECTION 14(d) OF THE SECURITIES EXCHANGE ACT,
                           15 U.S.C. SECTION 78n(d))

        46. Quickturn realleges and incorporates here by this reference each and every allegation of the Counterclaims contained in Paragraphs 1 through 45, inclusive, which are made on information and belief.

        47. August 12, 1998, Mentor filed with the SEC a Schedule 14D-1 relating to the Quickturn tender offer, which incorporated by reference, among other things, Mentor's Offer to Purchase. The Schedule 14D-1 and the Offer to Purchase were amended and supplemented by Mentor on August 20, 1998. The
Schedule 14D-1 and the Offer to Purchase, as well as their amendments and supplements, are materially deficient in violation of Section 14(d) of the Exchange Act and the rules and regulations thereunder, by their failure to adequately disclose information required by those provisions.

        48. Mentor's response to Item 5(a) of the Schedule 14D-1 (including the Introduction and Sections 11 and 13 of the Offer to Purchase to which its Item 5(a) response refers) fails to disclose adequately Mentor's attempt to circumvent court orders prohibiting Mentor's U.S. sales of SimExpress products. Instead, Mentor incorporates misleading statements implying that its only concern is the ongoing costs associated with conducting the intellectual property litigation between Mentor and Quickturn.

        49. As explained above, Mentor's repeated losses in the intellectual property litigation have crippled Mentor's ability to compete in emulation technology in the United States. On information and belief, Mentor decided to seek to acquire Quickturn only after Mentor lost its appeal of the Oregon District Court's preliminary finding of likely infringement upon Quickturn's patents. On information and belief, Mentor's analyses showed that an acquisition of Quickturn would allow Mentor to re-enter the U.S. emulation market, and thus Quickturn is worth a high price to Mentor -- certainly higher than the current offer. Mentor's response to Item 5(a) violates Section 14(d) and the rules and regulations thereunder because it omits these important, material facts that Quickturn shareholders should consider in making a decision regarding the Tender Offer.

        50. Mentor's response to Item 10(b)-(c) of the Schedule 14D-1 (including Section 15 of the Offer to Purchase to which its Item 10(b)-(c) response refers) is rendered false and misleading by its statement that Mentor will not delay its purchase of shares tendered by Quickturn stockholders in connection with the Offer pending the outcome of any action by a governmental authority. Mentor's statement creates a dangerous false sense of security that its offer will not be coercive.

             a. Mentor purports to make a non-coercive Offer by stating its intent to offer the same price in the second-step merger transaction as that offered in the first-step tender offer. However, in Section 15 of the Offer to Purchase, Mentor states it will go ahead with the first-step purchases even in the absence of any governmental approval required for the second-step merger. Taken together, these two assertions render the Offer materials false and misleading.

             b. While on the one hand Mentor seeks to assure that non-tendering stockholders will receive the same cash price in the second-step merger transaction, on the other hand, Mentor intends to embark on the first-step tender offer without certainty that its Proposed Merger will be permitted to
occur.   In fact, non-tendering stockholders may not have the opportunity to dispose of their shares at the same cash price as that realized by tendering stockholders in the Offer. The misleading impression created by these statements violates Section 14(d) and the rules and regulations thereunder.

        51. Mentor's response to Item 9 of Schedule 14D-1 (including Section 8 of the Offer to Purchase to which its Item 9 response refers) also fails to disclose sufficient financial information concerning Mentor, in violation of
Section 14(d) and applicable rules and regulations. For example, Mentor's financial disclosures do not include the following information required to be disclosed to make the statements not misleading:

             a. The cost to Mentor of not being able to sell an emulation product in the U.S. market due to the current court rulings;

             b. Mentor's costs, expenses, and its liabilities other than short-term borrowings and long-term debt and deferrals. This omitted financial information would be material to Quickturn stockholders' tender decision, especially given the highly leveraged nature of the proposed takeover ($200 million credit for a $261 million acquisition).

             c. For the reasons set forth above, such a result would be a disaster for Quickturn's stockholders. In particular, a Quickturn stockholder needs to know, but is not told by Mentor or the Nominee Defendants, what happens to Quickturn (i) after the Mentor
                 -----

Nominees are elected and (ii) before Mentor completes any offer for Quickturn.
                              ------
Further, how is Quickturn going to operate if Mentor cannot complete its acquisition because of the financing contingency (or any other issue) when it has a board that lacks the most fundamental knowledge about Quickturn, its business, products and industry.

        52. Mentor's response to Item 10(b)-(c) of the Schedule 14D-1 (including Section 15 of the Offer to Purchase to which its Item 10(b)-(c) response refers) violates Section 14(d) and applicable rules and regulations in that it fails to disclose sufficient information concerning the applicability of foreign law to Mentor's Offer. Mentor states only that foreign law may apply to the proposed acquisition, without any mention of specific foreign countries in which Quickturn does business or any analysis as to what, if any, foreign laws or requirements might apply to the Offer and/or to the Proposed Merger. This information is clearly called for by the instructions to Item 10(b)-(c) of the
Schedule 14D-1.

        53.  As a result of the foregoing material omissions by Mentor in its
Schedule 14D-1, Quickturn's stockholders are deprived of information that they are entitled to receive in connection with Mentor's Offer under Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder. As the securities laws recognize, the unlawfully omitted information would be important to stockholders in making the decision whether or not to tender their shares to Mentor. The injunctive relief sought by Quickturn is therefore necessary (1) to prevent Mentor from the continued execution of its unlawful tender offer; (2) to preserve the integrity of the market for Quickturn's stock; and (3) to protect Quickturn and its stockholders from Mentor's attempt to acquire Quickturn in a manner which is violates the federal securities laws.

                              THIRD COUNTERCLAIM
                              ------------------
         (VIOLATION OF SECTION 14(e) OF THE SECURITIES EXCHANGE ACT,
                           15 U.S.C. SECTION 78n(e))

        54. Quickturn realleges and incorporates here by this reference each and every allegation of the Counterclaims, contained in Paragraphs 1 through 53, inclusive, which are made on information and belief.

        55. Quickturn is informed and believes, and on such basis alleges, that Mentor knowingly and intentionally has engaged in a continuing plan and scheme and conspiracy to defraud the investing public through the use of the mails and other means and instrumentalities of interstate commerce in connection with its Offer; has employed devices, schemes and artifices to defraud Quickturn and its stockholders; and has omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading. As detailed above, Mentor has failed to disclose, and/or has inadequately disclosed, material information required to be disclosed in the Schedule 14D-1 in connection with its Offer, as mandated by Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder. These material omissions were purposefully designed to mislead the investing public. As such, Mentor has violated Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder.

        56.  In addition to the material omissions detailed above, Mentor's
Schedule 14D-1 is false and misleading as follows:

             a. Mentor's response to Item 10(e) of the Schedule 14D-1 (including the Introduction and Sections 10 and 17 of the Offer to Purchase to which its Item 10(e) response refers) is rendered false and misleading by its understatement of the value and benefits to Quickturn, as an independent company, of the patent litigation currently pending between Mentor Graphics and Quickturn, as described above.

             b. Mentor's response to Item 5(c) of the Schedule 14D-1 (including the Introduction and Sections 11 and 13 of the Offer to Purchase to which its
Item 5(c) response refers) is false and misleading by its failure to disclose sufficient information concerning its plans to change the size and composition of the Quickturn board of directors. As explained above, the omission of this material information creates a misleading impression as to Mentor's purposes, and prevents Quickturn's shareholders from making an informed decision regarding the adequacy of the offer.

             c. The stockholders have no way of determining whether Mentor's proposed slate of directors would contain qualified individuals who would observe their fiduciary duties to Quickturn and its stockholders and not be mere puppets under Mentor's domination and control.

             d. Mentor's response to Item 10(b)-(c) of the Schedule 14D-1 (including Section 15 of the Offer to Purchase to which its Item 10(b)-(c) response refers) is rendered false and misleading by its statement that Mentor will not delay its purchase of shares tendered by Quickturn stockholders in connection with the Offer pending the outcome of any action by a governmental authority. As explained above, this creates the dangerous false impression that Mentor's offer will not be coercive.

             e.  Mentor's Press Release dated August 12, 1998 (attached to the
Schedule 14D-1 as Exhibit (a)(7)) is misleading as to Mentor's financing for the proposed acquisition, because it states that the Offer is "not subject to any financing condition," when in fact Mentor's $200 million revolving credit facility is subject to numerous financing covenants, conditions and representations to which Mentor's financing for its Offer is subject.

             f. Mentor's Introduction to the Offer to Purchase falsely implies that Mentor attempted to negotiate the Offer with Quickturn, and Quickturn immediately rejected the offer, even before Quickturn's board had considered the proposal.

        57. As a result of the foregoing material false and misleading statements and omissions by Mentor in its Schedule 14D-1, Mentor's Offer materials are unlawful under Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. As the securities laws recognize, the unlawfully false and misleading and omitted information would be important to stockholders in making the decision whether or not to tender their shares to Mentor. The injunctive relief sought by Quickturn, is therefore necessary: (1) to prevent Mentor from the continued execution of its unlawful tender offer; (2) to preserve the integrity of the market for Quickturn's stock; and (3) to protect Quickturn and its stockholders from Mentor's attempt to acquire Quickturn in a manner which is violates the federal securities laws.

                               PRAYER FOR RELIEF
                               -----------------
     WHEREFORE, Quickturn prays for relief as follows:

     A. A temporary restraining order and a preliminary and permanent injunction that:

        1. Requires Mentor to correct its filings under the Exchange Act to conform to all applicable requirements of the law;

        2. Bars Mentor and its officers, agents, servants, employees, and attorneys, and those persons and entities in active concert of participation with it, including without limitation, the Nominee Defendants, from violating Sections 14(a), 14(d) or 14(e) of the Exchange Act and the rules and regulations promulgated thereunder, including by making or disseminating any further public statements relating to its proposed special shareholders' meeting, Proxy Solicitation or Tender Offer, or any of the other matters mentioned in its Sections 14(a) and 14(d) filings or public statements related thereto, and from purchasing any additional shares of Quickturn common stock and from voting any Quickturn stock that it purports to own currently until at least thirty (30) days after Mentor makes the required corrective disclosures;

        3. Forbids Mentor and its officers, agents, servants, employees, and attorneys, and those persons and entities in active concert of participation with it, including without limitation, the Nominee Defendants, from soliciting any agency designations or proxies related to Quickturn, and voids any agency designations or proxies thus far delivered to Mentor, until at least thirty (30) days after Mentor makes the required corrective disclosures;

        4. Enjoins Mentor and its officers, agents, servants, employees, and attorneys, and those persons and entities in active concert of participation with it, including without limitation, the Nominee Defendants, from proceeding with the Offer, or acquiring or attempting to acquire any further Quickturn stock, or taking or attempting to take any other steps to acquire control of Quickturn, until at least thirty (30) days after Mentor has made the required corrective disclosures;

        5. Enjoins Mentor and its officers, agents, servants, employees, and attorneys, and those persons and entities in active concert of participation with it, including without limitation, the Nominee Defendants, from exercising or attempting to exercise influence or control over the business or management of Quickturn until at least thirty (30) days after Mentor has made the required corrective disclosures; and

        6. Enjoins Mentor and its officers, agents, servants, employees, and attorneys, and those persons and entities in active concert of participation with it, including without limitation, the Nominee Defendants, from making any false or misleading statements regarding Quickturn or Quickturn shares;

     B. A declaration that Mentor's demands, as stated in its Proxy Solicitation and Tender Offer materials, violate the federal securities laws and do not comport with Quickturn's Bylaws and that Quickturn is not required to comply with such demands;

     C. A declaration that Mentor's purported proxy solicitation of agency designations is invalid and that any agency designations Mentor may receive as a result of such solicitation are null and void;

     D. A declaration that Mentor's purported solicitation of proxies is invalid and that any proxies Mentor may receive as a result of such solicitation are null and void ;

     E. An award of Quickturn's costs and disbursements, including reasonable attorneys' fees in this action; and

     F. Such other and further relief as the Court may deem just and proper.

                                MORRIS, NICHOLS, ARSHT & TUNNELL


                                 /s/ William M. Lafferty
                                _____________________________________
                                Kenneth J. Nachbar (#2067)
                                William M. Lafferty (#2755)
                                Donna L. Culver (#2983)
                                1201 N. Market Street
                                P.O. Box 1347
                                Wilmington, DE  19899
                                (302) 658-9200
                                   Attorneys for Counterclaimant
                                   Quickturn Design Systems, Inc.

OF COUNSEL:

James A. DiBoise
David J. Berger
Wilson Sonsini Goodrich & Rosati, PC
650 Page Mill Road
Palo Alto, CA  94304-1050
(650) 493-9300

September 21, 1998


88512